Exhibit 99.1

Investor Contact:

Kelsey Turcotte, The Blueshirt Group

(917-842-0334)

Kelsey@blueshirtgroup.com

Kornit Digital Provides Business Update in Response to COVID-19

Rosh-Ha`Ayin, Israel – March 26, 2020 – Kornit Digital Ltd. (NASDAQ: KRNT), a leading provider of digital printing solutions for the global textile industry, today provided an update in response to the impact of the coronavirus pandemic (COVID-19) on its business and operations.

Due to the rapidly evolving global impact of COVID-19, the Company is withdrawing first quarter 2020 guidance and currently expects first quarter 2020 revenues will be approximately 35-45% below the $47 million low-end of its prior revenue guidance.

Prior guidance, which was provided on February 11, 2020, encompassed only the expected impact of COVID-19 in China and not today’s global disruption. The Company will provide further commentary when it releases its first quarter 2020 earnings results.

"The first quarter was off to an excellent start before the global effects of COVID-19 began to severely impact the fashion, apparel and home décor sectors. We were expecting significant new business and expansion projects with strategic accounts and had strong momentum globally with customers of all sizes across our portfolio. Measures implemented to fight the pandemic such as fashion and apparel retail shutdowns, community lockdowns and curfews, school suspension at all grades, suspension of professional and recreational sports at all levels, and postponement of all corporate and entertainment promotional events, had an immediate impact on our customers, some of whom have had to cease operations entirely. As a result, we are seeing customers postpone their purchasing," said Ronen Samuel, Kornit Digital’s Chief Executive Officer. "We continue to work very closely with our valued customers and partners to ensure we provide them the best possible support to execute in this restrictive environment. We believe that as things stabilize, the textile industry will have an increased urgency to accelerate the shift to proximity and on-demand digital textile production, and Kornit is ideally positioned to execute on this need.”

Guy Avidan, Kornit Digital’s Chief Financial Officer, commented, “Kornit has a strong balance sheet and a high degree of financial liquidity. We ended the fourth quarter of 2019 with $264 million of cash, cash equivalents, and marketable securities and no debt. We are prudently balancing the need to operate within the current environment, managing our costs, capex, and working capital, so that we are prepared to support our customers and continue growing once the crisis subsides.”

Samuel concluded, “To all our amazing people, thank you for your commitment and continued dedication. To all our customers, I am sending a message of strength and hope. Kornit is here for you as a strategic partner and will continue to serve you through these uncertain days. And finally, to our shareholders, thank you for your continued support.”

Forward Looking Statements

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as "will," "expects," "anticipates," "continue," "believes," "should," "intended," "guidance," "preliminary," "future," "planned," or other words. These forward-looking statements include, but are not limited to, statements relating to the Company's objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantee of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things, the potential worsening of the coronavirus pandemic (COVID-19) worldwide for a period of time that is longer than currently expected and those additional factors referred to under "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2019, filed with the U.S. Securities and Exchange Commission on March 23, 2020. Any forward-looking statements in this press release are made as of the date hereof, and the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

About Kornit

Kornit Digital (NASDAQ: KRNT) develops, manufactures and markets industrial digital printing technologies for the garment, apparel and textile industries. Kornit delivers complete solutions, including digital printing systems, inks, consumables, software and after-sales support. Leading the digital direct-to-garment printing market with its exclusive eco-friendly NeoPigment printing process, Kornit caters directly to the changing needs of the textile printing value chain. Kornit’s technology enables innovative business models based on web-to-print, on-demand and mass customization concepts. With its immense experience in the direct-to-garment market, Kornit also offers a revolutionary approach to the roll-to-roll textile printing industry: digitally printing with a single ink set onto multiple types of fabric with no additional finishing processes. Founded in 2003, Kornit Digital is a global company, headquartered in Israel with offices in the USA, Europe and Asia Pacific, and serves customers in more than 100 countries worldwide.